

May 13, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A shares representing limited liability company interests of EAGLEROCK LAND, LLC, under the Exchange Act of 1934.

Sincerely,